BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON NEWPORT BEACH NEW YORK	400 South Hope Street Los Angeles, California 90071-2899 TELEPHONE (213) 430-6000 FACSIMILE (213) 430-6407 www.omm.com	SAN FRANCISCO SEOUL SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C

June 30, 2015

VIA EDGAR AND FEDERAL EXPRESS

Dean Brazier

Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Sportsman’s Warehouse Holdings, Inc.
Registration Statement on Form S-3
Submitted May 29, 2015
File No. 333-204517

Dear Mr. Brazier:

On behalf of Sportsman’s Warehouse Holdings, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s response to a verbal comment of the staff (the “Staff”) of the Securities and Exchange Commission we received by telephone on June 22, 2015 regarding the above referenced Registration Statement on Form S-3 (the “Registration Statement”).

The Staff verbally requested that the Company add language to the Registration Statement to the effect that the selling stockholders named in the prospectus included as part of the Registration Statement (the “Prospectus”) may be deemed statutory underwriters pursuant to Section 2(a)(11) of the Securities Act of 1933 (the “Securities Act”).

For the reasons set forth below, the Company respectfully submits that the registration of the offer and sale of shares (the “Shares”) of common stock, $0.01 par value per share (the “Common Stock”) of the Company by the selling stockholders named in the Prospectus is not an indirect primary offering on behalf of the Company and that, accordingly, the selling stockholders are not, and in no event should be considered, underwriters of the Shares.

Mr. Brazier, June 30, 2015

In Securities Act Rules Compliance and Disclosure Interpretation (“C&DI”) 612.09, the Staff sets forth factors that it considers in determining whether an offering styled as a purported secondary offering should be recharacterized as a primary offering on behalf of an issuer:

•	how long the selling shareholder has held the shares,

•	the circumstances under which the selling shareholder received the shares,

•	the relationship of the selling shareholder to the issuer,

•	the number of shares being sold,

•	whether the selling shareholder is in the business of underwriting securities, and

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Applying the Staff’s guidance, the Company believes that any sale of Shares by the selling stockholders named in the Prospectus constitutes a secondary offering and not an indirect primary offering of the Company’s Common Stock.

How long the Selling Stockholders have held the Shares, the circumstances under which the Selling Stockholders received the Shares and the relationship of the Selling Stockholders to the Company

The selling stockholders named in the Prospectus are New SEP SWH Holdings, L.P. (“New SEP”), SEP SWH Holdings, L.P. (“SEP”), John V. Schaefer, and Kevan P. Talbot (collectively, the “Selling Stockholders”).

SEP SWH Holdings GP, LLC (“SEP GP”) is the general partner of both New SEP and SEP, and Seidler Equity Partners III, L.P. (“SEP III”) is the sole member of SEP GP. Seidler Kutsenda Management Company, LLC, as the investment manager of SEP III, has ultimate voting and dispositive power over all of the shares owned by both New SEP and SEP. New SEP and SEP initially invested in the Company in 2007. When the Company emerged from bankruptcy in August 2009, New SEP and SEP were issued all of the outstanding shares of Common Stock of the Company. Each of New SEP and SEP sold a portion of its shares in the Company’s initial public offering of Common Stock in April 2014 (the “IPO”). New SEP currently owns 11,140,211 shares, or 26.5% of the outstanding shares of Common Stock of the Company, and SEP owns 10,908,122 shares, or 26.0% of the outstanding shares of Common Stock of the Company, for a combined aggregate of 52.5% of the outstanding shares of Common Stock of the Company.

Headquartered in Marina del Rey, California, Seidler Equity Partners LP (“Seidler”) is a private equity investment firm with over $1 billion in capital under management. Seidler focuses on established, middle-market businesses that are leaders in their markets. Seidler also has significant experience managing investments in consumer and retail businesses.

Mr. Brazier, June 30, 2015

Mr. Schaefer has served as the Company’s President and Chief Executive Officer and as a director since August 2009. Mr. Schaefer purchased shares of restricted nonvoting common stock of the Company in September 2010, February 2011, and November 2011. These shares of restricted nonvoting common stock automatically converted, by their terms, into shares of Common Stock of the Company in connection with the Company’s IPO in April 2014. Mr. Schaefer was also granted restricted stock units in December 2013, a portion of which subsequently vested and were settled in shares of Common Stock in April 2014 and April 2015.

Mr. Schaefer currently beneficially owns 1,503,350 shares, or 3.6% of the outstanding shares of Common Stock of the Company.

Mr. Talbot has been employed as an officer of the Company since June 2002, including as the Chief Financial Officer since June 2009 and as Secretary since December 2013. Mr. Talbot purchased shares of restricted nonvoting common stock in September 2010, February 2011 and November 2011. These shares of restricted nonvoting common stock automatically converted, by their terms, into shares of Common Stock of the Company in connection with the Company’s IPO in April 2014.

Mr. Talbot currently beneficially owns 442,307 shares, or 1.1% of the outstanding shares of Common Stock of the Company.

Each Selling Stockholder has held the shares of Common Stock of the Company for a significant length of time. No Selling Stockholder acquired its respective equity interests in the Company with a view to distribution or to raise proceeds on behalf of the Company. Moreover, following completion of the IPO, each Selling Stockholder continued to hold shares of the Company’s Common Stock, and Seidler remained the majority owner of the Company’s Common Stock.

For the reasons set forth above, we believe that it is clear that none of the Selling Stockholders acquired its equity interest in the Company for the purpose of distributing it on behalf of the Company or engaging in an indirect primary offering on the Company’s behalf.

The number of Shares being sold

None of the Selling Stockholders currently intend to sell their shares of Common Stock immediately upon the effectiveness of the Registration Statement. While the number of Shares to be sold in any offering by the Selling Stockholders has not yet been determined, the Selling Stockholders may sell a significant percentage of their ownership interests in the Company in a registered offering using the Prospectus.

New SEP and SEP, together, own 52.5% of the outstanding shares of Common of the Company. Even if New SEP and SEP were to sell all of the Shares by means of an offering using the Prospectus, the sale of the Shares by New SEP and SEP are part of a larger plan of divestiture and diversification by Seidler, which made its initial investment in the Company in 2007. The other Selling Stockholders, Mr. Schaefer and Mr. Talbot, each own less than 4% of the outstanding shares of Common Stock of the Company.

Mr. Brazier, June 30, 2015

For the reasons set forth in this response, the Company believes that the Shares being registered under the Registration Statement will, at the time of any registered offering, clearly be sold for the benefit of the applicable Selling Stockholders and not for the Company.

Whether the Selling Stockholders are in the business of underwriting securities

None of the Selling Stockholders are in the business of underwriting securities. Seidler is a private equity investment firm that focuses on investing in established, middle-market businesses that are leaders in their markets and does not have any affiliates that are registered broker-dealers. Mr. Schaefer and Mr. Talbot are full time executives at the Company.

The underwriters in any offering by means of the Prospectus, not the Selling Stockholders, will undertake the customary responsibility of contacting investors, marketing the securities, and selling and distributing the Shares to the public. The Company, the applicable Selling Stockholder(s) and the underwriters would enter into an underwriting agreement in connection with any offering of the Shares providing for, among other things, the purchase by the underwriters of the Shares from the applicable Selling Stockholder(s) (as is customary). The Company would make the customary issuer-oriented representations, warranties, covenants and indemnities in the underwriting agreement. The applicable Selling Stockholder(s), on the other hand, would only be making limited representations and warranties as to power and authority to enter into the underwriting agreement and sell the Shares, ownership and transfer of the Shares being sold, and the satisfaction of specified consent requirements.

Further, to impose potential Section 11 liability on the Selling Stockholders would require the Selling Stockholders to undertake heightened due diligence of the Company, which none of the Selling Stockholders traditionally perform or are necessarily properly equipped to undertake in the manner that customary underwriters do.

Whether under all the circumstances it appears that the Selling Stockholders are acting as a conduit for the Company

The Registration Statement has none of the indicia of abuse that the Staff has focused on in the past when evaluating whether secondary offerings are actually disguised primary offerings. Each of the Selling Stockholders has clearly made a long-term investment in the Company as evidenced by continuous beneficial ownership of the outstanding Common Stock since 2007 (in the case of affiliates of Seidler) or September 2010 (in the case of Mr. Schaefer and Mr. Talbot). The Registration Statement is part of Seidler’s plan to monetize its investment in the Company, and the Company will not receive any of the proceeds from sales of the Shares by the Selling Stockholders under the Registration Statement. The Selling Stockholders are not acting as a conduit for the Company for capital raising purposes and are not in the business of underwriting securities. Instead, each of the Selling Stockholders in their current state would have liability under Section 15 of the Securities Act as control persons, which we believe adequately serves to protect the interest of investors rather than potentially deeming the Selling Stockholders as underwriters where the facts do not warrant it.

Mr. Brazier, June 30, 2015

For the foregoing reasons, the Company believes that the Registration Statement is not an indirect primary offering of the Shares of the Company and, accordingly, that the Selling Stockholders are not, and should not be considered, underwriters of the Shares.

*****

Mr. Brazier, June 30, 2015

Attached as Exhibit A to this letter is a letter from the Company that contains certain acknowledgements by the Company in connection with this letter.

We appreciate the Staff’s comment and request the Staff contact the undersigned at (213) 430-6100 or jpmotley@omm.com with any questions or comments regarding this letter.

Sincerely,

/s/ John-Paul Motley

John-Paul Motley of O’Melveny & Myers LLP

cc:	Kevan Talbot, Sportsman’s Warehouse Holdings, Inc.
Christopher Eastland, Seidler Equity Partners LP
Rob Plesnarski, O’Melveny & Myers LLP

Exhibit A

Sportsman’s Warehouse Holdings, Inc.

7035 South High Tech Drive

Midvale, UT 84047

June 30, 2015

VIA EDGAR AND FEDERAL EXPRESS

Dean Brazier

Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Sportsman’s Warehouse Holdings, Inc.
Registration Statement on Form S-3
Submitted May 29, 2015
File No. 333-204517

Dear Mr. Brazier:

This letter is submitted by Sportsman’s Warehouse Holdings, Inc., a Delaware corporation (the “Company”), in connection with the letter submitted today on behalf of the Company in response to a verbal comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on June 22, 2015, regarding the above referenced Registration Statement on Form S-3. In connection therewith, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (801) 566-6681 or ktalbot@sportsmanswarehouse.com with any questions or comments.

Sincerely,

/s/ Kevan Talbot

Kevan Talbot
Chief Financial Officer and Secretary